March 24, 2009

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Quest Resource Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Filed May 12, 2008 and August 11, 2008
Form 8-K Dated August 22, 2008
Filed August 25, 2008
File No. 0-17371

Dear Mr. Schwall:

We have received your letter dated March 10, 2009 seeking revised responses to the staff’s comment letter dated November 26, 2008 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “2007 Form 10-K”); the Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008; and the Form 8-K dated August 22, 2008 (the “Comment Letter”). As you noted in your March 10, 2009 letter, since our initial reply to the Comment Letter on January 2, 2009, we have discussed with the Division of Corporation Finance’s Office of Chief Accountant our plan to present restated financial statements for certain prior periods in our Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) instead of filing an amended Form 10-K for the year ended December 31, 2007. In addition, at the time of our original response we had not completed our review of all of the items requiring restatement, several of which were the subject of comments in the Comment Letter. We are, therefore, submitting revised responses to the Comment Letter. For your convenience, we are amending and restating all of our responses to the Comment Letter. Please note that as we are still in the process of completing the re-audit of the financial statements for the years ending December 31, 2005 through 2007 and the audit of the financial statements for the year ended December 31, 2008 and we have not completed our Form 10-K for the year ended December 31, 2008. As a result, references to footnote numbers correspond to the footnotes in the Form 10-K for 2007; however, the final footnote number in the 2008 Form 10-K may change. The paragraph numbers below correspond to those in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties

210 PARK AVENUE, SUITE 2750

OKLAHOMA CITY, OK 73102

MAIN: (405) 600-7704

FAX: (405) 600-7756

WEB: www.qrcp.net

NASDAQ:QRCP

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

Registration Rights Agreement, page 10

1.

Tell us how you considered the provisions of FASB Staff Position No. EITF 00-19-2 in accounting for your registration rights agreement during the periods presented in your financial statements. In addition, please provide the required disclosures discussed in paragraph 12 of the FASB Staff Position.

Response: Pursuant to the terms of the registration rights agreement, Quest Midstream Partners, L.P. (“Quest Midstream”) does not have an obligation to prepare a resale registration statement until after it has received a written notice from the investors requesting that it prepare and file a resale registration statement. As of the date of this letter, no such notice has been received by Quest Midstream. The Company has concluded that until such time as it receives the notice requesting Quest Midstream to file a resale registration statement, the likelihood that the Company will be required to make a payment under the registration rights agreement is not probable or reasonably estimable and therefore has not included a contingent liability for any such payment in its financial statements.

The Company will include the following disclosures required by paragraph 12 of EITF 00-19-2 in the Notes to Consolidated Financial Statements in the 2008 Form 10-K:

Registration Rights Agreement. Quest Midstream entered into a registration rights agreement with its investors on December 22, 2006 as part of the formation of Quest Midstream. Under the registration rights agreement, Quest Midstream granted the investors certain piggyback registration rights and certain rights to require Quest Midstream to file and maintain a shelf registration statement for the resale of Quest Midstream common units by the investors. Under the registration rights agreement, at any time on or after the date that is 270 days after December 22, 2006, the investors (by action of the investors holding a majority of Quest Midstream common units subject to registration or action of certain of the investors) may require Quest Midstream to (a) file the shelf registration statement as soon as reasonably practicable, but in any event within 90 days, after notice to Quest Midstream, subject to certain changes in timing if Quest Midstream is then working toward the filing of a registration statement for an initial public offering, (b) use its commercially reasonable efforts to cause the shelf registration statement to be declared effective within 210 days after the initial filing of the shelf registration statement and (c) maintain effectiveness of the shelf registration statement with respect to each Quest Midstream common unit included in the shelf registration statement, subject to certain suspension and blackout periods, until (i) the Quest Midstream common unit is sold pursuant to a registration statement, (ii) the Quest Midstream common unit is distributed to the public pursuant to Rule 144 or is eligible for sale without registration pursuant to Rule 144(k), in the opinion of counsel to Quest Midstream, or (iii) the Quest Midstream common unit is sold to Quest Midstream, the Company or any subsidiary of the Company or Quest Midstream. As of March 23, 2009, Quest Midstream had not received a notice from the investors requesting the filing of a shelf registration statement.

Under the registration rights agreement, Quest Midstream would be required to pay liquidated damages if the shelf registration statement is not filed or declared effective within the time periods established in the agreement, if the shelf registration statement is not maintained in accordance with the agreement and with respect to any Quest Midstream common units required to be included in the shelf registration statement that are not included. The liquidated damages amount payable is $0.175 per Quest Midstream common unit entitled to liquidated damages for each 90-day period for which liquidated damages are payable, subject to proration for periods of less than 90 days.

We account for the registration payment arrangement under the provisions of EITF 00-19-2, “Accounting for Registration Payment Arrangements.” As of December 31, 2008, 2007 and 2006, management determined that it was not probable that we will be obligated to pay any liquidated damages under the registration rights agreement. Accordingly, no accrual for contingent obligation is required or recorded as of December 31, 2008, 2007 or 2006.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

Compensation Discussion and Analysis, page 20

2.

Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

Response: As stated on page 6 of Amendment No. 1 to the 2007 Form 10-K, the Company’s three primary compensation objectives are:

-	to attract and retain well-qualified executives who will lead the Company and achieve superior performance;
-	to tie annual incentives to achievement of specific, measurable short-term goals; and
-	to align the interests of management with those of the stockholders to encourage achievement of increases in stockholder value.

The base salary element of the compensation program serves as the foundation for other compensation components and addresses the first compensation objective, which is to attract and retain well-qualified executives. As noted on page 8 of Amendment No. 1 to the 2007 Form 10-K, the Company’s short-term bonus plans are designed to achieve the second objective of tying annual incentives to the achievement of specific performance goals, and the Committee also believes these market-competitive bonus awards also support the attraction and retention of key executives. Finally, the Company’s long-term incentive plan is intended to achieve the third objective, through ownership of stock-based awards, which expose executive officers to market risks and align their interests with those of stockholders, as stated on pages 10 and 11 of Amendment No. 1 to the 2007 Form 10-K.

The Committee separately considered the elements of (i) base salary, (ii) base salary plus target bonus, and (iii) long-term incentive value, comparing the Company’s compensation amounts for such elements to the median level (50th percentile) of the Company’s peer group for 2007. The Committee believed the metric of actual total cash compensation (base salary, as well as base salary plus bonus) was key to retaining well-qualified executives and to providing annual incentives. The Committee made adjustments to attempt to align the actual total annual cash compensation between the 50th to 75th percentiles of the Company’s market peer group, while taking into account differences in job titles and duties, as well as individual performance, as described in the response to Comment No. 3 below. The Company’s long-term incentive awards traditionally had been below those of peer group companies and market competitors. As a result, in 2007, the Committee added the new long-term incentive plan to enhance the link between the creation of stockholder value and long-term incentive compensation, as described on page 10 of Amendment No. 1 to the 2007 Form 10-K. The Committee’s target for long-term incentive awards was the 50th percentile of the Company’s peer group. The Committee considered the advantages and disadvantages of various types of long-term awards, including restricted stock units, non-qualified stock options, stock appreciation rights, incentive stock options and other performance plans. The Committee chose restricted stock units because they have a lower burn rate than options and less impact on the Company’s earnings than other types of performance plans.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

The Company will include disclosure similar to the above with respect to the Compensation Discussion and Analysis for 2008 in the Company’s proxy statement for the 2009 annual meeting.

Elements of Executive Compensation Program, page 21

3.

We note that you state that the base salaries of the Named Executive Officers were increased significantly based on your compensation committee’s determination that the base salaries were below the median levels for your peer group. Please provide factors the compensation committee used in determining the increase for each Named Executive Officer, in particular, whether the realignment of the base salaries was due entirely to metrics provided by the consulting firm or whether it was and to what degree it was based on other factors such as those you have indicated are used to annually determine the base salaries, such as “individual performance, responsibilities, experience, autonomy, strategic perspectives[,] marketability, [and] recommendations by the Chief Executive Officer.”

Response: The Committee increased Mr. Cash’s base salary to the 50th percentile of the Company’s peer group based primarily on the metrics provided by the consulting firm. The Committee also considered the increased scope of Mr. Cash’s responsibilities resulting from the Company’s restructuring into three separate entities, each with its own investors and board of directors. For Named Executive Officers other than Mr. Cash, the Committee considered, in addition to the peer group metrics, the following factors: individual performance, responsibilities, experience, autonomy, strategic perspectives and marketability, as well as the recommendation of the Chief Executive Officer, as described on page 7 of Amendment No. 1 to the 2007 Form 10-K.

Specifically, Mr. Grose’s base salary was increased to the 75th percentile primarily because of the broad scope of his job responsibilities, which included acting as chief financial officer and as executive vice president of administration, as well as the recommendation of Mr. Cash. Mr. Marlin’s salary was already at the 75th percentile, so it was increased slightly to reflect a cost of living adjustment, as described below. Mr. Bolton’s salary was increased slightly beyond the 75th percentile primarily because of marketability issues (the Committee matched a competing job offer that Mr. Bolton received in 2007 in order to retain Mr. Bolton). Mr. Hoover’s base salary increased primarily because of a change in job responsibilities and the peer group metrics (Mr. Hoover’s status changed from executive vice president of the Company’s midstream operations to president of Quest Midstream Partners, L.P.). The Committee also allocated approximately 5% of all base salaries of the Named Executive Officers to a pool to be used as a cost of living adjustment. The Committee gave Mr. Cash the authority to divide the pool among the Named Executive Officers (other than Mr. Cash).

The Company will include disclosure similar to the above relating to changes in NEO compensation during 2008 in the Company’s proxy statement for the 2009 annual meeting to the extent applicable.

Management Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk, page 75

4.

You have referred to your financial statements footnotes for this disclosure. This item should be presented outside of your financial statements. Refer to General Instruction 6 of Regulation S-K Items 305(a) and 305(b). Please ensure your disclosures outside of the financial statements include all disclosures required by Regulation S-K, Item 305, particularly those which are incremental to disclosures required by GAAP.

Response: The Company will provide the requisite disclosures required by Item 305(a) of Regulation S-K in Item 7A. Quantitative and Qualitative Disclosures About Market Risk in the 2008 Form 10-K rather than

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

referring to the footnotes in its financial statements. The Company will continue to do so in its future filings.

5.

We note the different descriptions of the basis for estimating fair value disclosed in footnote 14 on page F-34 and footnote 15 on page F-36. Please clarify how the fair values of your derivative instruments are calculated.

Response: Footnote 14 correctly disclosed how we estimate the fair value of our financial instruments. Footnote 15 incorrectly disclosed a different method for estimating fair value that is not used by the Company. We will amend footnote 15, paragraph four to read as follows:

The estimates of fair value of the fixed-price contracts are based upon estimates determined by the Company’s counterparties and subsequently evaluated internally using established index prices and other sources. Forward market prices for natural gas are dependent upon supply and demand factors in such forward market and are subject to significant volatility. The fair value estimates shown above are subject to change as forward market prices and basis change. See Note 15 — Financial Instruments.

6.

We note the weighted average price disclosure made in footnote 15. Tell us how you considered the requirement to disclose such instruments by similar strike price. Please refer to Financial Reporting Codification Section 507.02(1)(c)(i).

Response: All of our derivative financial instruments are held for risk management purposes and none are held for speculative purposes. The underlying commodity for all of our open positions at December 31, 2007 was natural gas. We segregated our instruments by type (collars or swaps), disclosing the weighted average fixed pricing and collar pricing, as we believe that adequately discloses the Company’s positions as of December 31, 2007. Furthermore, we also believe that the weighted average pricing disclosure adequately discloses the possible future effects on cash-flows. We believe Footnote 15 follows a manner of disclosure that is consistent with the disclosure practices of our public company peers and in our opinion meets the requirements of Financial Reporting Codification Section 507.02(1)(c)(i) as it provides all necessary information for investors to make estimates of our market risk exposures. As of December 31, 2008, we had a limited number of derivative financial instruments that hedged our exposure to crude oil prices. It is our intention to further break-out our derivative financial instruments by commodity in our 2008 Form 10-K.

In addition, we note that instruction 2.A to Regulation S-K Item 305(a) states that disclosure of weighted average prices for options and swaps can be sufficient to enable investors to determine future cash flows for those types of instruments. Furthermore, instruction 2.B. to Regulation S-K Item 305(a) (which is referenced in FRC Section 507.02(1)(c)(i)) states that grouping based on similar strike prices should be undertaken when material (emphasis added). We do not think that the grouping of our derivative instruments by similar strike price, instead of by weighted average strike price, would provide any additional material information to an investor with respect to the Company’s future cash flows and could result in voluminous disclosures that would be less useful to an investor than the weighted average prices that we have disclosed.

Notes to Consolidated Financial Statements

Note 2 – Acquisitions, page F-16

7.	Provide the pro-forma data for the year ending December 31, 2006 for the KPC pipeline acquisition as required by Statement of Financial Accounting Standards (SFAS) 141, paragraph 54(b).

Response: In the Company’s 2008 Form 10-K, it will include in the notes to the consolidated financial statements pro-forma data for the year ending December 31, 2006 for the KPC pipeline acquisition.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

Note 3 – Long-term Debt, page F-16

8.

For the narrative descriptions of your senior credit facilities, you have presented detail amounts as of December 31, 2007. Provide comparative amounts for each item with regard to the balance sheet presented for the prior year.

Response: In the Company’s 2008 Form 10-K, it will include comparative amounts as of each balance sheet date presented in the financial statements.

Note 5 – Income Taxes, page F-27

9.

Provide further detail of the other items in your reconciliation of income tax, to the extent any such item exceeds 5% of the loss before tax multiplied by the statutory rate. Refer to Regulation S-X Rule 4-08(h)(2).

Response: A permanent tax difference of $9,000,000 (tax effect of $3,500,000) was created by special income allocations for GAAP book purposes that were not applicable for tax purposes. There was a loss for tax purposes allocated in proportion to ownership interests. The balance of items in the “other” category are each less than the 5% threshold.

As noted in the first paragraph of our response, we are still in the process of completing the re-audit of the financial statements for the years ending December 31, 2005 through 2007 and the audit of the financial statements for the year ended December 31, 2008 and we have not completed the 2008 Form 10-K. While our tax provision work is not complete at this time our final disclosure will comply with all of the requirements of Regulation S-X Rule 4-08(h)(2).

10.	Disclose your accounting policy for recording your tax valuation allowances.

Response: The following disclosure will be included in the Company’s 2008 Form 10-K regarding the Company’s accounting policy for recording tax valuation allowances: “Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized based on the weight of all available evidence.”

Note 8 – Contingencies, page F-29

11.	For each case cited, revise your disclosure to meet the requirements of SFAS 5. Disclose your accounting policy for such contingencies, or tell us why such disclosure is not required.

Response: For each matter described individually in Note 8-- Contingencies to the consolidated financial statements in the 2008 Form 10-K, the Company will, based on its assessment of the current facts and circumstances of each such matter, make the disclosures required by paragraph 10 of SFAS No. 5. If no accrual is made for a loss contingency related to these matters because one or both of the conditions in paragraph 8 of SFAS No. 5 are not met, a disclosure will be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. In addition to the nature of the contingency, which the Company has already disclosed, the Company will give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. We supplementally advise the staff that, as of December 31, 2007, March 31, 2008 and June 30, 2008 and through the date of the filing of the applicable Form 10-K or Form 10-Q, for each matter described individually, as referred to in the first sentence above, no estimate of possible loss or range of loss could be made at that time.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

Note 14 – Financial Instruments, page F-34

12.

You have stated that the recorded liability for certain contracts “does not represent a liability that will be settled in cash or realized in any way.” Please explain to us what you mean by this statement. Include an explanation why a liability recorded in your financial statements does not represent a liability that will be settled in cash or realized in any way, or remove such disclosure. Refer to Statement of Financial Accounting Concepts No. 6, paragraph 35-43 in your response.

Response: We will omit the statement referred to above from the 2008 Form 10-K and in future filings.

13.

On a similar matter, you state on pages 66 and F-37 that all amounts initially recorded in the change in derivative fair value line item on the income statement are ultimately reversed within this same caption over the respective contract terms. Please clarify what you mean by this statement and tell us where the realized gains or losses on these derivatives are ultimately recorded.

Response: Per our Form 8-K filed on January 2, 2009, our financial statements will be restated for the years ended December 31, 2005, 2006, and 2007. As part of the restatement, we will eliminate use of hedge accounting for our derivative instruments and all unrealized and realized gains and losses on derivative instruments will be included in the determination of earnings. Our disclosures in our MD&A and Notes to the financial statements will be amended to reflect this fact.

Note 19 – Quarterly Financial Data (Unaudited), page F-43

14.	We note your disclosure regarding the increase in depletion expense in the 4th quarter of Fiscal Year 2007. Please provide the following:
1.	How much additional depletion expense was recorded in the 4th quarter in comparison to the other quartets in fiscal year 2007,
2.	What event(s) specifically caused this increase in depletion expense, and
3.	How your quarterly estimation of depletion expense for Fiscal Year 2007 meets the requirements of interim reporting under Accounting Principles Board Opinion No. 28.

Response: As noted in the first paragraph of this letter, we are still in the process of completing the re-audit of the financial statements for the years ending December 31, 2005 through 2007 and the audit of the financial statements for the year ended December 31, 2008 and we have not completed our 2008 Form 10-K. One of the errors we will be restating in our prior filings relates to depletion expense. As a result, we are not able to provide an answer to this comment at this time.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Condensed Notes to Consolidated Financial Statements

Note 12 – Subsequent Events, page F-24

15.

We note the PetroEdge acquisition and the filing of the Form 8-K on July 16, 2008. You disclosed in the Form 8-K that financial statements of the acquired business and pro forma financial statements as required by Regulation S-X Rule 3-05 would be filed by amendment on or before September 26, 2008. We are unable to find this amendment with the related financial statement information. Please tell us when you plan to file this information.

Response: The Company has not yet filed an amendment to its Form 8-K on July 16, 2008 (the “Form 8-K”) with respect to the PetroEdge acquisition to provide the related financial statement information. As noted in the first paragraph of this letter, we are still in the process of re-auditing the financial statements for the years ended December 31, 2005 through 2007, auditing the financial statements for the year ended December 31, 2008 and completing our 2008 Form 10-K and are

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

March 24, 2009

therefore unable to prepare the required pro-forma financial statements at this time. The Company intends to file the amendment to the Form 8-K promptly after the restated financial statements are completed.

Form 8-K filed August 25, 2008

16.

We understand from the filing of your Form 12b-25 on November 12, 2008 that you are currently investigating the impact, if any, of the questionable transfer of approximately $10 million in funds. To the extent possible, please tell us how these questionable transfers were recorded in your financial statements as of and for the year ended December 31, 2007 and the quarters ended March 31, 2008 and June 30, 2008, and the amounts involved. In addition, please tell us whether you and your auditors have considered the need to file Form 8-K to report under Item 4.02 as a result of the questionable transfers reported in this filing. If you concluded such a report is required, tell us your intentions as to when such Item 4.02 report and amendments will be filed. If you concluded such a report is not required, tell us the facts and circumstances that led to your conclusion, including your materiality analysis of the amounts involved.

Response: On January 2, 2009, the Company filed a Form 8-K to report under Item 4.02 that the Company has determined that its previously issued audited consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 and its unaudited consolidated financial statements as of and for the three months ended March 31, 2008 and as of and for the three and six months ended June 30, 2008 should no longer be relied upon. Please read the January 2, 2009 Form 8-K for a description of the amounts involved and their impact on the Company’s financial statements. At this time, the Company is not able to accurately estimate when the restated financial statements will be completed.

The Company hereby acknowledges the following:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to this letter, please contact the undersigned at (405) 702-7423.

Sincerely,

/s/ Eddie LeBlanc

Chief Financial Officer